UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number 001-37381

XYLO TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

10 HaNechoshet Street Tel-Aviv, 6971072, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

Xylo Technologies Ltd., or the Company, hereby furnishes the following documents:

(i)	Notice and Proxy Statement with respect to the Company’s special general meetings of shareholders to be held on May 27, 2025, describing the proposal to be voted upon at the meetings, the procedure for voting in person or by proxy at the meetings and various other details related to the meetings.

(ii)	a Proxy Card whereby holders of American depository shares, evidenced by American depositary receipts, of the Company may vote at the meetings without attending in person.

(ii)	a Proxy Card whereby holders of ordinary shares of the Company may vote at the meetings without attending in person.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-271984) and Form S-8 (File No. 333-274190, File No. 333-258624, File No. 333-206803, No. 333-221019 and No. 333-229429).

EXHIBIT INDEX

Exhibit	Description

99.1	Notice and Proxy Statement for the Special General Meetings of Shareholders of the Company to be held on May 27, 2025.

99.2	Proxy Card for the Special General Meetings of Shareholders of the Company to be held on May 27, 2025 (ADSs)

99.3	Proxy Card for the Special General Meetings of Shareholders of the Company to be held on May 27, 2025 (Ordinary Shares)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYLO TECHNOLOGIES LTD.

Date: April 21, 2025	By:	/s/ Tali Dinar
Tali Dinar
Chief Financial Officer

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